Thursday October 4, 6:33 am Eastern Time                              EXHIBIT 8

Press Release

SOURCE: Global Crossing

Global Crossing and Asia Global Crossing In Discussions To Merge To Better Meet Customer Needs For Seamless Global Services

HAMILTON, Bermuda & HONG KONG--(BUSINESS WIRE)--Oct. 4, 2001--Global Crossing Ltd.(NYSE: GX - news):

     o    John Legere to lead both companies
     o Global Crossing to miss third quarter expectations due to sharp falloff in IRU sales
     o    Non-core asset divestitures planned
     o    Asia Global Crossing reaffirms third quarter guidance
     o    Global Crossing has $2.4 billion cash at the end of third quarter

Global Crossing Ltd. (NYSE: GX - news) and Asia Global Crossing (NYSE:AX - news), which is approximately 59 percent owned by Global Crossing, today announced that they are in preliminary discussions to merge the two companies. The companies cited continuing consolidation in the telecommunications industry and the evolving needs of their global customers as motivation for their decision.

The companies also announced:

     o John Legere, currently president and chief executive officer of Asia Global Crossing, will also assume the chief executive officer position at Global Crossing effective immediately.
     o Tom Casey, currently vice chairman and chief executive officer of Global Crossing, will remain vice chairman and a director of Global Crossing, where he will oversee the disposition of non-core assets and financing activities.
     o Global Crossing intends to divest two non-core assets: Global Marine Systems Limited and IPC.

Gary Winnick, Chairman of both Global Crossing and Asia Global Crossing, stated that in addition to strategic benefits, a combination would result in cost savings, operational efficiencies and enhancement of product-service integration.

Winnick said, "The global telecommunications industry is in a period of rapid transition. Competition is more intense. Customers are more demanding. But opportunity has never been greater. We believe John Legere is the right executive to lead our global business.

"John will now focus our strategy on leveraging our unique global network to deliver world-class services to enterprises," said Winnick. "John Legere is a seasoned telecommunications executive with global experience who has successfully managed operations in North America, Europe, and Asia. He is absolutely the right choice to lead Global Crossing as we bring the world onto our network."

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Legere said, "We have an historic opportunity to become the market leader as the global economy recovers. In its short history, Asia Global Crossing was able to establish the right partnerships in the leading markets of the Asia Pacific region, to accelerate our entry in each country and to extend our network to Asia's dynamic business centers. Now those vital agreements are in place, and we need a single focused company to capture opportunities along every point of our seamless global network. This agile, combined and focused enterprise is just what's needed in a global marketplace that changes and moves at the speed of light.

Added Legere, "Our global network offer and the advanced disruptive technology applications that only Global Crossing is able to seamlessly deliver on a worldwide basis will change the way business is done in every major city on the planet."

Casey said, "I am convinced that combining Global Crossing and Asia Global Crossing and divesting non-core assets are the right strategic moves at this stage in our development. I look forward to continuing to work closely with Gary Winnick and John Legere during the transition period."

The management of both companies supports the concept of a merger. However, the form of a potential transaction is still to be determined and is subject to board, shareholder, and regulatory approvals.

Global Crossing 3rd Quarter Below Expectations

Separately, Global Crossing said today it expects its financial performance to be substantially below current analyst expectations for the third quarter ended September 30, 2001, due primarily to a sharp falloff in wholesale sales of indefeasible rights of use (IRUs) to carrier customers. The company said it expects cash revenue in the quarter to be approximately $1.2 billion and recurring adjusted EBITDA is expected to be significantly less than $100 million. Global Crossing said it expects recurring service revenues to enterprise customers to be close to expectations at levels slightly below the prior quarter.

Global Crossing said that it is disappointed that it did not meet its projections for IRU sales, but noted that terms offered to the Company by potential customers during the third quarter were uneconomic. To accept such terms would not have been in the long term interest of Global Crossing shareholders nor been in line with the Company's standards of financial discipline. The Company noted that various analysts have recently projected that IRU demand will grow in the future as the world economy improves, and as carriers purchase capacity they need to relieve network congestion as their utilization rates approach historic highs.

Global Crossing In Strong Financial Position; Company Has $2.4 Billion In Cash At End of Third Quarter

Global Crossing said it remains in a strong financial position with ample liquidity to execute its business plan. The Company has approximately $2.4 billion in cash at the end of the third quarter before any divestitures. In addition, the Company had previously stated that capital expenditures will continue to decrease significantly in 2002, reflecting the completion of its core network and the planned completion of its Asian extension in the first quarter of 2002. Global Crossing

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intends to further reduce capital expenditures and expenses to better align its spending with current revenue expectations.

Asia Global Crossing reaffirms current guidance for proportionate cash revenue of $80 to $120 million and proportionate adjusted EBITDA of $10 to $30 million in the third quarter ended September 30, 2001.

Divestitures

As Global Crossing increases its focus on providing managed network services to global enterprises it intends to divest its Global Marine Systems and IPC divisions. With the construction of Global Crossing's global network now essentially completed, Global Crossing said that the important role played by Global Marine Systems in its corporate strategy is now declining and it believes it will be able to provide adequately for continued maintenance by Global Marine through contractual arrangements with the selected buyer.

Acquired in 1999 as part of the acquisition of IXnet, IPC is the leading provider of sophisticated desktop trading systems to the global financial community with a market share estimated at 70 percent of the U.S. market and 60 percent worldwide.

Conference Call

Global Crossing and Asia Global Crossing will host a conference call today, Thursday, October 4, 2001, at 8:30 a.m. Eastern Time to discuss today's announcements. Investors and analysts can access the conference call by dialing 1-800-340-5808 domestically or 1-415-537-1871 internationally and entering reservation number 19830885. A rebroadcast will be made available from Thursday, October 4 at 11:00 a.m. Eastern Time through Thursday, October 11 at 11:00 a.m. Eastern Time. In order to listen to the rebroadcast, dial 1-800-633-8284 or 1-858-812-6440 and enter reservation number 19830885.

About Global Crossing

Global Crossing Ltd. (NYSE:GX - news) provides telecommunications solutions over the world's first integrated global IP-based network, which reaches 27 countries and more than 200 major cities around the globe. Global Crossing serves many of the world's largest corporations, providing a full range of managed data and voice products and services. Global Crossing operates throughout the Americas and Europe, and provides services in Asia through its subsidiary, Asia Global Crossing (NYSE: AX - news). Global Crossing Solutions provides integrated telecommunications solutions, including network outsourcing, to large global enterprises. Please visit www.globalcrossing.com or www.asiaglobalcrossing.com for more information.

About Asia Global Crossing

Asia Global Crossing (NYSE: AX - news), a public company whose largest shareholders include Global Crossing (NYSE: GX - news), Softbank (Tokyo Stock
Exchange: 9984), and Microsoft (Nasdaq: MSFT - news), provides the Asia Pacific region with a full range of integrated telecommunications and IP services. Through a combination of undersea cables, terrestrial

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networks, city fiber rings and complex web hosting data centers, Asia Global
Crossing is building one of the first truly pan-Asian networks, which, in combination with the worldwide Global Crossing Network, will provide the Asia Pacific region with seamless access to major business centers worldwide. As part of its strategy to provide city-to-city connectivity, Asia Global Crossing partners with leading companies in each country it connects to provide backhaul networks.

Statements made in this press release that state the Company's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include: the ability to complete systems within currently estimated time frames and budgets; the ability to compete effectively in a rapidly evolving and price competitive marketplace; possible reductions in demand for our products and services due to competition or changes in industry conditions; changes in the nature of telecommunications regulation in the United States and other countries; changes in business strategy; the successful integration of newly-acquired businesses; the impact of technological change; and other risks referenced from time to time in the Company's filings with the Securities and Exchange Commission.

Contact:

         For Global Crossing:
         Analysts/Investors Contact
         Ken Simril, + 1 310 385 5200
         investors@globalcrossing.com
                  or
         Press Contact
         Kim Polan, + 1 212 687 8080
         kpolan@sardverb.com
                  or
         Tom Goff, + 1 310 385 5231
         tgoff@globalcrossing.com
                  or
         For Asia Global Crossing:
         Analysts/Investors Contact
         Bruce Comer, + 1 310 385 3833
         bruce.comer@asiaglobalcrossing.com
                  or
         Sui Ling Cheah, + 852 2121 2809
         sui.ling.cheah@asiaglobalcrossing.com
                  or
         Press Contact
         Madelyn Smith, + 1 310 385 3816
         madelyn.smith@asiaglobalcrossing.com